United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-131004

PERKINS & MARIE CALLENDER’S INC.
(Exact name of registrant as specified in its charter)

6075 Poplar Avenue, Suite 800, Memphis, Tennessee 38119
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10% Series B Senior Notes Due 2013
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:   93

Explanatory Note:  On September 21, 2005, Perkins & Marie Callender’s Inc., formerly named The Restaurant Company (the “Registrant”), issued $190 million aggregate principal amount of 10% Series A Senior Notes Due 2013, guaranteed by The Restaurant Company of Minnesota, Perkins Finance Corporation and TRC Realty LLC (the “Guarantors”), subsidiaries of Registrant (the “Original Notes”),  in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).  The initial purchasers of the Original Notes subsequently resold the Original Notes to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulations S under the Securities Act.

In February 2006, the Original Notes were exchanged for 10% Series B Senior Notes due 2013 of the Registrant, similarly guaranteed, which are the subject of this Form 15 (the “New Notes”) and were registered under the Securities Act on a registration statement on Form S-4 (No. 333-131004) which was declared effective by the Securities and Exchange Commission (the “Commission”) on February 9, 2006.

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Registrant to file reports under Section 13(a) of the Exchange Act was automatically suspended commencing with the Registrant’s fiscal year beginning December 31, 2007 because the New Notes have been held of record by less than 300 persons since that date.  The Registrant has nevertheless continued to file such reports with the Commission on a voluntary basis as provided for by the terms the Indenture pursuant to which the Old Notes and New Notes are issued.

On June 13, 2011, the Registrant, its parent, Perkins & Marie Callender’s Holding Inc., and certain of its direct and indirect subsidiaries, including the Guarantors, filed  voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, bearing Case No. 11-11795(KG) (Jointly Administered) .

This Form 15 is being filed to provide notice of the statutory suspension of the filing of the Registrant’s obligations under the Exchange Act.  As confirmed in guidance published by the Staff of the Commission, the suspension of reporting is granted by statute and is, therefore, not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as to which the suspension is effective as provided in Exchange Act Rule 15d-6 or otherwise.

Pursuant to the requirements of the Securities Exchange Act of 1934, Perkins & Marie Callender’s Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PERKINS & MARIE CALLENDER’S INC.

Date:	June 16, 2011	By:	/s/ Fred T. Grant
Fred T. Grant, Jr.,
Executive Vice President
and Chief Financial Officer